UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 29549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                           SUNDANCE HOMES, INC.
                             (Name of Issuer)
                    COMMON STOCK, par value $.01 per share
                      (Title of Class of Securities)
                                 86724Q106
                               (CUSIP Number)


                             ________________



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86724Q106                                  Page 2 of 6 Pages

                      1.    NAME OF REPORTING PERSON
                            S.S. OR I.R.S. IDENTIFICATI ON NO. OF ABOVE PERSON

                            MAURICE SANDERMAN

                      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  o
                            Not Applicable.                 (b)  o


                      3.    SEC USE ONLY

                      4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States

  NUMBER OF           5.     SOLE VOTING POWER
   SHARES                     3,537,500
BENEFICIALLY
  OWNED BY            6.     SHARED VOTING POWER
   EACH                        0
 REPORTING
PERSON WITH           7.     SOLE DISPOSITIVE POWER
                              3,537,500

                      8.     SHARED DISPOSITIVE POWER
                               0

                      9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON
                             4,712,500 See Item 4 for additional information.

                      10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                            EXCLUDES CERTAIN SHARES*                       o

                      11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               60.4%

                      12.   TYPE OF REPORTING PERSON*
                               IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

                        Sundance Homes, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

                         1375  East  Woodfield  Road, Suite 600
                         Schaumburg, Illinois 60173

Item 2(a) Name of Person Filing:

                         Maurice Sanderman

Item 2(b) Address of Principal Business Office:

                        1375  East  Woodfield  Road, Suite 600
                        Schaumburg, Illinois 60173

Item 2(c) Citizenship:

                        United States

Item 2(d) Title of Class of Securities:

                        Common  Stock, par value $.01 per share

Item 2(e) CUSIP Number:

                        86724Q106

Item 3.   Type of Person:

                        Not Applicable.

Item 4.   Ownership:

              (a)  Amount Beneficially Owned:

                             4,712,500 (1)

              (b)  Percent of Class:

                               60.4% (1)

               (c)   Number of shares as to which person has:

                  (i)  sole power to vote or to direct the vote: 3,537,500

                 (ii)  shared power to  vote or to direct the vote:  -0-

                (iii)  sole power to dispose or to direct the disposition of:
                               3,537,500

               (iv)  shared power to dispose or to direct the disposition of:
                                  -0-


(1) Includes 3,537,500 shares owned by Maurice Sanderman and 1,175,000 shares held in an irrevocable trust (the "Trust") for the benefit of Mr. Sanderman's children, and in which his wife is the trustee. Mr. Sanderman disclaims beneficial ownership of the 1,175,000 shares beneficially owned by the Trust in which his wife is the trustee. The inclusion of such shares in Items 4(a) and 4(b) shall not be construed as an admission that Mr. Sanderman, for the purpose of Section 13(d), 13(g), or otherwise, is the beneficial owner of such securities. Because Mr. Sanderman does not have sole or shared power to direct the vote or the disposition of such securities, such securities are not included in Item 4(c).

Item 5.   Ownership of Five Percent or less of a Class:

               Not Applicable.

Item  6.  Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.

Item 7.   Identification  and Classification  of  the  Subsidiary
          Which  Acquired the Security Being Reported on  By  the
          Parent Holding Company:

               Not Applicable.

Item 8.   Identification  and Classification of  Members  of  the
          Group:

               Not Applicable.

Item 9.   Notice of Dissolution of Group:

               Not Applicable.

Item 10.  Certification:

               Not Applicable.

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997



                                   /s/ MAURICE SANDERMAN
                                   Maurice Sanderman